THE O'NEAL LAW FIRM, P.C.
                           17100 East Shea Boulevard
                                  Suite 400-D
                         Fountain Hills, Arizona 85268
                              (480) 812-5058 (Tel)
                              (480) 816-9241 (Fax)

                                November 8, 2005

Larry Spiregal
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Uranium Energy, Inc.
    Amendment No. 1 to Form SB-2
    Filed October 25, 2005
    File No. 333-127185

Dear Mr. Spirgel:

We are writing in response to your comment letter dated November 4, 2005 in connection with the above-referenced filing. The numbered responses below correspond to your numbered comments.

     1. Selling Shareholders, page 38 - The Company received an additional subscription for 200,000 common shares in the capital of the Company at $0.50 per share pursuant to a U.S. Seed Capital Share Private Placement Subscription Agreement dated for reference September 14, 2005 between the Company and Michael Baybak. The Company received $100,000 as payment for the subscription on September 16, 2005. The Board of Directors of the Company accepted the subscription on September 16, 2005 and resolved pursuant to a consent resolution dated September 30, 2005 to issue 200,000 shares to Michael Baybak. The purpose of the issuance of shares and acceptance of the subscription was to further provide funding and working capital for the Company to advance its business concept. Michael Baybak has been a past investor to the Company and was interested in further investment. The Company relies on exemptions from registration set forth in Regulation D of the Securities Act.

     2. Selling Shareholders, page 38 - According to the Agreement dated October 11, 2005 between Brad A. Moore and the Company, (the "Agreement") and pursuant to provision 2.2 (b) (i) of the same Agreement attached to the First Amended Registration Statement as Exhibit 4.2, that shares issuable shall be to "the order and direction of the Optionor". The "Optionor" in the Agreement is defined as "Brad A. Moore ... and the Optionor's
     Associates and Affiliates, as the case may be". As a result, the Company received a direction from the "Optionor" to issue the first 500,000 shares issuable under the Agreement in two equal denominations of 250,000 shares each to Brad Moore and Clyde Yancy. The information in the "Recent Sales of Unregistered Securities" section of the Second Amended Registration Statement of the Company dated November 8, 2005 includes additional detail that resolves the apparent contradiction in the selling shareholders table.

Please do not hesitate to contact us if you have any further questions.

Very truly yours,



/s/William D. O'Neal
---------------------------
   William D. O'Neal